MAIL STOP 05-11

      April 4, 2005


Mr. David Chin
President
US Biodefense, Inc.
13674 E. Valley Blvd.
City of Industry, CA  91746


Re:	US Biodefense, Inc.
      Form 8-K filed 03/18/05, amended 04/01/05
	File No. 000-31431


Dear Mr. Chin:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the me at the telephone number listed at the end of this letter.

Form 8-K/A filed April 1, 2005
1. Upon review of paragraph 4 of Item 4.01 of this filing we noted the new auditor was not consulted during the two most recent fiscal years. Please revise this disclosure to reflect communications with the new auditor through the date of engagement in accordance with
Item 304 of Regulation S-B.

      Please file your supplemental response and amendment via
EDGAR
in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you should have a particular question in regard to this letter, please contact the undersigned at 202-824-5696.


						Sincerely,


						Brian K. Bhandari
						Staff Accountant
						Office of Emerging Growth Companies
??

??

??

??

Page 1 of 2

Page 1 of 2